SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2004

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  October 5, 2004           By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A., CFO,
                                     Secretary, Vice President
                                     Administration

<PAGE/>

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP

Intertape Polymer Group Inc. Announces Closing of Cumming, Georgia Facility

Montreal, Quebec and Bradenton, Florida - October 5, 2004 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced that it is closing its Cumming, Georgia facility, as part of the Company's ongoing objective to lower costs, enhance customer order fulfillment and effectively optimize inventory investment.

Commencing in early 2002, the Company undertook a number of initiatives to improve its efficiency and optimize its asset usage. The new state-of-the-art regional distribution center (RDC) in Danville, Virginia is a prime example. "In operation since February, the Danville RDC has exceeded our expectations for performance and has enabled us to take this next step in our ongoing process of asset optimization much earlier than we had initially anticipated," said Intertape Polymer Group Inc.
(IPG) Chairman and Chief Executive Officer, Melbourne F. Yull.

"The Company expects to realize annualized savings of approximately
$1.6 million with this closure," said IPG's Chief Financial Officer, Andrew M. Archibald, C.A. "These savings are in addition to annualized logistics savings of approximately $2.0 million that we currently expect to realize with the transfer of other distribution activities to the new Danville RDC earlier this year." There will be a one-time charge to fourth quarter 2004 earnings of approximately $2.9 million, of which approximately $0.7 million is non-cash. The transfer of operations is expected to take place over the course of the next three months and should be completed in January 2005.


About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/ Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.


FOR INFORMATION    Intertape Polymer Group Inc.
CONTACT:           Melbourne F. Yull
                   Chairman and Chief Executive Officer
                   Intertape Polymer Group Inc.
                   Tel.: 866-202-4713
                   E-mail: itp$info@intertapeipg.com
                   Web: www.intertapepolymer.com